SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
(Name of Filing Person (Offeror))
a subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.
ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)
M8737E108
(CUSIP Number of Class of Securities)

Mr. Harin P. Mehta
Director
Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary
+36-42-521-005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:

Peter D. Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Aaron M. Lampert Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel (972) 3-623-5000	Clifford M. J. Felig Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel (972) 3-610-3100
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$194,499,355.30	$7,643.82

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $7.75, the per share tender offer price, by 25,096,691 shares.

**	Calculated as 0.00393% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$7,643.82	Filing Party:	Alkaloida Chemical Company Exclusive Group Ltd.
	Form or Registration No.:	Schedule TO	Date Filed:	June 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
EXHIBIT INDEX
EX-99.D.G: VOTING AGREEMENT--MOROS
EX-99.D.H: VOTING AGREEMENT--LEVITT
EX-99.D.I: VOTING AGREEMENT--TARO DEVELOPMENT CORPORATION
EX-99.D.K: VOTING AGREEMENT--SUN/LEVITT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on June 30, 2008 (as so amended, the “Schedule TO”) by Alkaloida Chemical Company Exclusive Group Ltd. (“Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd., an Indian company. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Ordinary Shares, nominal (par) value NIS 0.0001 per share, of Taro Pharmaceutical Industries Ltd., an Israeli corporation, at a purchase price of $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 and in the related Letter of Transmittal. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.
Item 12. Exhibits
Exhibits (d)(G), (d)(H), (d)(I) and (d)(K) are hereby replaced in their entirety by the following:

(d)(G)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Daniel Moros.

(d)(H)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Tal Levitt.

(d)(I)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Taro Development Corporation.

(d)(K)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Barrie Levitt.

1

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 1, 2008

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
By:	/s/ Mr. Harin Mehta
	Name:	Mr. Harin Mehta
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 1, 2008

SUN PHARMACEUTICAL INDUSTRIES LTD.
By:	/s/ Mr. Sudhir V. Valia
	Name:	Mr. Sudhir V. Valia
	Title:	Director

EXHIBIT INDEX
Exhibit
No.

(d)(G)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Daniel Moros.

(d)(H)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Tal Levitt.

(d)(I)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Taro Development Corporation.

(d)(K)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Barrie Levitt.